SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------


                                AMENDMENT NO. 17
                                       to
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                          Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934
                      ------------------------------------


                                  CONRAIL INC.

                            (Name of Subject Company)
                      ------------------------------------


                                  CONRAIL INC.

                      (Name of Person(s) Filing Statement)
                      ------------------------------------


                     Common Stock, par value $1.00 per share
             (including the associated Common Stock Purchase Rights)
                         (Title of Class of Securities)

                                   208368 10 0
                      (CUSIP Number of Class of Securities)
                      ------------------------------------


       Series A ESOP Convertible Junior Preferred Stock, without par value
             (including the associated Common Stock Purchase Rights)
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)
                      ------------------------------------


                                James D. McGeehan
                               Corporate Secretary
                                  Conrail Inc.
                               2001 Market Street
                               Two Commerce Square
                        Philadelphia, Pennsylvania 19101
                                 (215) 209-4000

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:

                             Robert A. Kindler, Esq.
                             Cravath, Swaine & Moore
                                 Worldwide Plaza
                                825 Eighth Avenue
                            New York, New York 10019
                                 (212) 474-1000

                     INTRODUCTION

     Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on November 6, 1996, and amended on November 7, 1996,
November 8, 1996, November 13, 1996, November 18, 1996, November 20, 1996, November 21, 1996, November 26, 1996, December 3, 1996, December 6, 1996, December 12, 1996, December 20, 1996, January 3, 1997,
January 10, 1997, January 14, 1997, January 16, 1997 and January 21, 1997 (as amended, the "Norfolk Schedule 14D-9"), with respect to an offer by Atlantic Acquisition Corporation, a Pennsylvania corporation ("Atlantic") and a wholly owned subsidiary of Norfolk Southern Corporation, a Virginia corporation ("Norfolk"), to purchase all the issued and outstanding Shares of Conrail. Capitalized terms not defined herein have the meanings assigned thereto in the Norfolk
Schedule 14D-9.

Item 2. Tender Offer of the Bidder.

     Item 2 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end thereof:

     On January 22, 1997, Norfolk and Atlantic amended the Norfolk Offer. Atlantic is now offering to purchase up to 8.2 million Shares (approximately 9.9% of the outstanding Shares) at $115 per Share, net to the seller in cash and without interest, upon the terms and conditions set forth in the amended Norfolk Offer to Purchase.

     According to the amended Norfolk Offer to Purchase, the amended Norfolk Offer is no longer subject to any conditions. Except as set forth above, the amended Norfolk Offer remains unchanged. Certain additional terms of the amended Norfolk Offer are described in the original Norfolk Schedule 14D-9 filed with the Commission on November 6, 1996 (the "Original Norfolk Schedule 14D-9").

     The amended Norfolk Offer will expire at midnight on February 4, 1997.

Item 4. The Solicitation or Recommendation.

     Item 4 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     THE CONRAIL BOARD HAS DETERMINED THAT A MERGER OF EQUALS WITH CSX IS IN THE BEST INTERESTS OF CONRAIL AND THAT

A BUSINESS COMBINATION WITH NORFOLK IS NOT IN THE BEST INTERESTS OF
CONRAIL.

     At a meeting held on January 27, 1997, the Conrail Board, including the disinterested members of the Conrail Board, unanimously determined to express no opinion with respect to the amended Norfolk Offer because it believes that Conrail shareholders who desire to receive cash now for a portion of their Shares should feel free to tender their Shares pursuant to the amended Norfolk Offer. On the other hand, Conrail shareholders who desire to participate in the long-term growth of the railroad industry and the substantial upside potential of the CSX Merger should not tender their Shares pursuant to the amended Norfolk Offer and should support the CSX Merger.

     Based on its earlier determination that the terms of the CSX Merger Agreement are in the best interests of Conrail (taking into account all the Conrail constituencies affected by the transactions proposed therein, the short-term and long-term interests of Conrail, the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of Conrail, and all other pertinent factors), the Conrail Board continues to recommend that, whether or not they tender their Shares pursuant to the amended Norfolk Offer, the shareholders of Conrail who desire to receive cash for a portion of their Shares should tender their remaining Shares pursuant to the Second CSX Offer.

     The Conrail Board has been advised that the directors and executive officers of Conrail will not tender their Shares pursuant to the amended Norfolk Offer.

     Copies of a press release announcing the Board's determinations, and a letter to the shareholders of Conrail communicating the Board's recommendations are filed as Exhibits (a)(24) and (a)(25) hereto, respectively, are incorporated herein by reference, and the foregoing is qualified by reference to such Exhibits.

Item 8. Additional Information to be Furnished.

     Item 8 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     On January 22, 1997, CSX extended the Second CSX Offer until
5:00 p.m., Eastern Standard Time, on February 14, 1997.

     On January 22, 1997, Conrail issued a press release in which it reported its fourth quarter earnings and announced that for the third consecutive quarter Conrail produced record results in net income, earnings per share and operating ratio. A copy of the text of the press release is attached as Exhibit (a)(26) hereto and is incorporated herein by reference and the foregoing summary is qualified in its entirety by reference to such Exhibit.

     On January 23, 1997, Conrail issued a press release announcing that the Conrail shareholders voted against the opt out proposal at the Pennsylvania Special Meeting. A copy of the text of the press release is attached as Exhibit (a)(27) hereto and is incorporated herein by reference and the foregoing summary is qualified in its entirety by reference to such Exhibit.

Item 9. Materials to be filed as Exhibits.

     Item 9 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     (a)(24)   Text of press release issued by Conrail dated
               January 28, 1997.

     (a)(25)   Letter to shareholders of Conrail dated January 28,
               1997.

     (a)(26)   Text of press release issued by Conrail dated
               January 22, 1997.

     (a)(27)   Text of press release issued by Conrail dated
               January 23, 1997.

                               SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           CONRAIL INC.



                           By /s/ Timothy T. O'Toole
                              ----------------------
                              Name:  Timothy T. O'Toole
                              Title: Senior Vice President--Finance


Dated as of January 28, 1997

                             EXHIBIT INDEX

Exhibit                       Description                         Page No.
-------                       -----------                         --------

*(a)(1)        Text of press release issued by Conrail
               dated October 23, 1996 (incorporated by
               reference to Exhibit (a)(9) to the
               Solicitation/Recommendation Statement on
               Schedule 14D-9 of Conrail Inc. dated
               October 16, 1996, as amended (the "CSX
               14D-9"))....................................

*(a)(2)        Text of press release issued by Norfolk,
               dated October 23, 1996 (incorporated by
               reference to Exhibit (a)(8) to the CSX
               14D-9)......................................

*(a)(3)        Text of press release issued by Conrail
               and CSX dated November 6,
               1996........................................

*(a)(4)        Letter to shareholders of Conrail dated
               November 6, 1996............................

*(a)(5)        Text of press release issued by Conrail,
               dated November 7, 1996 (incorporated by
               reference to Exhibit (a)(16) to the CSX
               14D-9)......................................

*(a)(6)        Text of press release issued by Conrail,
               dated November 7, 1996 (incorporated by
               reference to Exhibit (a)(17) to the CSX
               14D-9)......................................

*(a)(7)        Text of press release issued by Conrail,
               dated November 8, 1996 (incorporated by
               reference to Exhibit (a)(18) to the CSX
               14D-9)......................................

*(a)(8)        Text of press release issued by Conrail
               and CSX, dated November 13, 1996
               (incorporated by reference to Exhibit
               (a)(19) to the CSX 14D-9)...................

*(a)(9)        Text of press release issued by Conrail
               and CSX dated November 19, 1996
               (incorporated by reference to
               Exhibit (a)(20) to the CSX 14D-9)...........

*(a)(10)       Text of press release issued by Conrail
               and CSX dated November 20, 1996
               (incorporated by reference to Exhibit
               (a)(21) to the CSX 14D-9)...................

Exhibit                       Description                         Page No.
-------                       -----------                         --------

*(a)(11)       Text of press release issued by CSX
               dated November 21, 1996 (incorporated by
               reference to Exhibit (a)(22) to the CSX
               14D-9)......................................

*(a)(12)       Text of press release issued by Conrail,
               dated November 25,
               1996........................................

*(a)(13)       Text of press release issued by CSX,
               dated November 26, 1996 (incorporated by
               reference to Exhibit (a)(23) to the CSX
               14D-9)......................................

*(a)(14)       Text of press release issued by Conrail
               and CSX dated December 5,
               1996........................................

*(a)(15)       Text of press release issued by Conrail
               and CSX dated December 10, 1996
               (incorporated by reference to
               Exhibit (a)(8) to the
               Solicitation/Recommendation Statement on
               Schedule 14D-9 of Conrail dated
               December 6, 1996, as amended, relating
               to the second tender offer by CSX (the
               "Second CSX 14D-9"))........................

*(a)(16)       Text of press release issued by CSX and
               Conrail dated December 19, 1996
               (incorporated by reference to Exhibit
               (a)(12) to the Second CSX 14D-9)............

*(a)(17)       Text of press release issued by Conrail
               dated December 20, 1996 (incorporated by
               reference to Exhibit (a)(13) to the
               Second CSX 14D-9)...........................

*(a)(18)       Text of joint advertisement published by
               Conrail and CSX on December 10, 1996
               (incorporated by reference to Exhibit
               (a)(14) to the Second CSX 14D-9)............

*(a)(19)       Text of joint advertisement published by
               Conrail and CSX on December 12, 1996
               (incorporated by reference to Exhibit
               (a)(15) to the Second CSX 14D-9)............

*(a)(20)       Text of joint press release issued by
               Conrail and CSX on January 9, 1997
               (incorporated by reference to
               Exhibit (a)(16) to the Second CSX 14D-9)....

*(a)(21)       Text of joint press release issued by
               Conrail and CSX on January 13, 1997
               (incorporated by reference to
               Exhibit (a)(17) to the Second CSX 14D-9)....

Exhibit                       Description                         Page No.
-------                       -----------                         --------

*(a)(22)       Text of joint press release issued by
               Conrail and CSX dated January 15, 1997
               (incorporated by reference to
               Exhibit (a)(18) to the Second CSX
               14D-9)......................................

*(a)(23)       Text of press release issued by Conrail
               dated January 17, 1997 (incorporated by
               reference to Exhibit (a)(19) to the
               Second CSX
               14D-9)......................................

(a)(24)        Text of press release issued by Conrail
               dated January 28, 1997......................

**(a)(25)       Letter to shareholders of Conrail dated
               January 28, 1997............................

(a)(26)        Text of press release issued by Conrail
               dated January 22, 1997......................

(a)(27)        Text of press release issued by Conrail
               dated January 23, 1997......................

               (b) Not applicable..........................

*(c)(1)        Pages 4-5 and 9-14 of Conrail's Proxy
               Statement dated April 3, 1996
               (incorporated by reference to Exhibit
               (c)(7) to the CSX 14D-9)....................

*(c)(2)        Employment Agreement of Mr. David M.
               LeVan dated as of October 14, 1996
               (incorporated by reference to Exhibit
               (c)(5) to the CSX 14D-9)....................

*(c)(3)        Change of Control Agreement of Mr. David
               M. LeVan dated as of October 14, 1996
               (incorporated by reference to Exhibit
               (c)(6) to the CSX 14D-9)....................

*(c)(4)        First Amended Complaint in Norfolk
               Southern et al. v. Conrail Inc., et al.,
               No. 96-CV- 7167, filed on October 28,
               1996 in the United States District Court
               for the Eastern District of Pennsylvania
               (incorporated by reference to Exhibit
               (c)(9) to the CSX 14D-9)....................

Exhibit                       Description                         Page No.
-------                       -----------                         --------

*(c)(5)        Second Amended Complaint in Norfolk
               Southern et. al. v. Conrail Inc., et
               al., No. 96-CV-7167, filed on
               November 15, 1996 in the United States
               District Court for the Eastern District
               of Pennsylvania (incorporated by
               reference to Exhibit (c)(12) to the
               CSX 14D-9)..................................

*(c)(6)        Text of opinion of Judge Donald
               VanArtsdalen of the United States
               District Court for the Eastern District
               of Pennsylvania as delivered from the
               bench on November 20, 1996..................

*(c)(7)        Conrail's Definitive Proxy Statement,
               dated November 25, 1996.....................

*(c)(8)        Answer and Defenses of Conrail, CSX and
               the individual defendants to Second
               Amended Complaint, and Counterclaim of
               Conrail and CSX in Norfolk Southern et
               al. v. Conrail Inc. et al., filed on
               December 5, 1996, in the United States
               District Court for the Eastern District
               of Pennsylvania.............................

*(c)(9)        Second Amendment to Agreement and Plan
               of Merger dated as of December 18, 1996,
               (incorporated by reference to
               Exhibit (c)(10) to the Second CSX
               14D-9)......................................

*(c)(10)       Form of Amended and Restated Voting
               Trust Agreement (incorporated by
               reference to Exhibit (c)(11) to the
               Second CSX 14D-9)...........................

*(c)(11)       Text of opinion of Judge Donald
               VanArtsdalen of the United States
               District Court for the Eastern District
               of Pennsylvania as delivered from the
               bench on January 9, 1997 (incorporated
               by reference to Exhibit (c)(12) to the
               Second CSX 14D-9)...........................

*(c)(12)       Text of STB Decision No. 5 of STB
               Finance Docket No. 33220 dated
               January 8, 1997 (incorporated by
               reference to Exhibit (c)(13) to the
               Second CSX 14D-9)...........................

---------------------

*  Previously filed

** Included in materials delivered to shareholders of Conrail.